EXHIBIT 99.12

YAMANA RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
Prepared by management
(In U.S. dollars)

	May 31, 2002	February 28, 2002

	(Unaudited)

ASSETS
Current
Cash	$ 55,286	$ 213,575
Accounts receivable	232,353	62,933
Inventory	--	330,392
Advances and deposits	103,926	163,909

	391,565	770,809

Fixed
Land, buildings and equipment	449,529	1,569,404
Mineral properties	5,252,000	7,017,258

Other
Value-added tax credits recoverable	771,020	771,020
Deposits	--	200
Deferred financing costs	3,407	13,624

	$ 6,867,521	$ 10,142,315

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 968,003	$ 977,523
Loan and accrued interest payable	--	3,293,185

	968,003	4,270,708

Long Term
First Preference Shares, Series 1	1,240,546	1,104,413
Future income tax liabilities	482,866	482,866

	2,691,415	5,857,987

CAPITAL SOURCES
Capital stock
Authorized
Unlimited number of first preference shares without par value issuable in series
Unlimited number of common shares without par value
Issued and outstanding
61,735,444 common shares
(February 28, 2002 - 55,125,444 shares)	55,038,935	54,503,414

Subscription for shares not yet issued	--	50,000

Equity component of First Preference Shares, Series 1	204,863	208,091
Equity component of convertible notes
(including accrued interest)	1,312,590	1,287,930
Share purchase warrants	879,439	879,439
Deficit	(53,259,721)	(52,644,546)

	4,176,106	4,284,328

	$ 6,867,521	$ 10,142,315

See accompanying notes to the consolidated financial statements.

YAMANA RESOURCES INC.
CONSOLIDATED STATEMENTS
OF OPERATIONS AND DEFICIT
Unaudited -- prepared by management
(In U.S. dollars)

	Three months ended
	May 31, 2002	May 31, 2001

REVENUE	$ --	$ 1,006,860
COST OF OPERATIONS	--	(656,229)
DEPRECIATION AND DEPLETION	--	(304,667)

OPERATING PROFIT	--	45,964

INTEREST AND OTHER INCOME	2,612	8,814

	2,612	54,778

EXPENSES
Mineral property and other asset write-offs	185,374	17,255
Interest expense
First Preference Shares, Series 1	153,643	168,703
Loan payable	--	355,378
Salaries and consulting fees	140,658	168,779
General and administrative	56,225	123,212
Filing and transfer agent fees	22,735	16,973
Bank charges and foreign exchange	17,734	(1,493)
Professional fees	9,436	8,748
Depreciation	3,928	10,597
Federal, state and provincial taxes	2,880	5,050
General exploration	467	3,329
Investor relations	47	4,792
Amortization of financing costs	--	43,750

	593,127	925,073

NET LOSS FOR THE PERIOD	(590,515)	(870,295)

DEFICIT, BEGINNING OF THE PERIOD	(52,644,546)	(41,515,689)

	(53,235,061)	(42,385,984)

INTEREST ON CONVERTIBLE NOTES	(24,660)	(24,660)

DEFICIT, END OF THE PERIOD	$(53,259,721)	$(42,410,644)

BASIC AND DILUTED LOSS PER SHARE	$ (0.01)	$ (0.02)

Weighted average number of
shares outstanding (in thousands)	57,927	50,126

See accompanying notes to the consolidated financial statements.

YAMANA RESOURCES INC.
CONSOLIDATED STATEMENTS
OF CASH FLOWS
Unaudited - prepared by management
(In U.S. dollars)

	Three months ended
	May 31, 2002	May 31, 2002

OPERATING ACTIVITIES
Net loss for the year	$ (590,515)	$ (870,295)
Items not involving cash
Depreciation and depletion	3,928	315,264
Interest expense on First Preference Shares, Series 1	153,643	168,703
Amortization of financing costs	--	43,750
Mineral property and other asset write-offs	185,374	17,255

	(247,570)	(325,323)

Net change in non-cash working capital	(385,919)	(388,100)

	(633,489)	(713,423)

FINANCING ACTIVITIES
Loan proceeds	--	500,000
Issue of common shares and warrants
For cash, net of issue costs	475,000	--

	475,000	500,000

INVESTING ACTIVITIES
Value-added tax credits recoverable	--	(160,333)
Expenditures on mineral properties	--	(30,853)
Purchase of equipment	--	(1,167)
Return of deposit	200	30,000
Cash acquired on acquisition of Platero, net of acquisition costs	--	30,983

	200	(131,370)

(DECREASE) IN CASH	(158,289)	(344,793)

CASH, BEGINNING OF THE PERIOD	213,575	1,458,517

CASH, END OF THE PERIOD	$ 55,286	$ 1,113,724

CASH IS COMPRISED OF:
Cash on hand and demand deposits	$ 55,286	$ 936,365
Time deposits	--	177,359

	$ 55,286	$ 1,113,724

SUPPLEMENTARY INFORMATION REGARDING
OTHER NON-CASH TRANSACTIONS
Financing Activities
Extinguishment of loan and accrued interest
payable on sale of mineral properties and
related assets (Note 2)	(3,293,185)

Issue of common shares
Issue of common shares and warrants issued for
acquisition of Platero	--	965,804
Issue of common shares on conversion of
First Preference Shares	10,521	--

Equity component of convertible notes
Accrued interest charged to deficit	24,660	24,660

Conversion of First Preference Shares into common shares
Liability component of First Preference Shares	(7,293)	--
Equity component of First Preference Shares	(3,228)	--

Investing Activities
Sale of mineral properties and related assets (Note 2)	3,293,185

Acquisition of Platero	--	(965,804)

See accompanying notes to the consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at May 31, 2002 and for the three months ended May 31, 2002 and 2001 (in U.S. dollars)

1.    Basis of presentation
These interim financial statements do not contain all the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual financial statements of the Company. These financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

In management’s opinion, all adjustments necessary for fair presentation have been included in these financial statements. Readers are advised that the operating results for the three months ended May 31, 2002 may not be indicative of the results that might be expected for the full year ended February 28, 2003.

2.     Sale of silver properties
In April 2002, Coeur d’Alene Mines Corporation (“Coeur”) acquired from Northgate Exploration (BVI) Limited (“Northgate”) the outstanding balance on the loan and accrued interest payable.

As a result of this agreement, Coeur also acquired all of Yamana’s silver properties and related assets in the western part of the province of Santa Cruz, Argentina, in satisfaction of the loan and accrued interest payable. Yamana retained its gold properties and government refunds of value added tax related to Mina Martha exports, and will carry a 10% net proceeds interest in all of the silver properties outside of the immediate 42 hectare Mina Martha area.

The carrying values of the assets sold were as follows:

Mineral properties
Mina Martha	$1,517,473
Other	247,786
Land, buildings and equipment	1,115,947
Inventory	330,392
Accounts receivable	56,748
Other assets	24,839

$3,293,185

3.      Capital stock
a.    Common shares issued and outstanding:

	Number of Common Shares	Amount

Balance at February 28, 2002	55,125,444	$54,503,414
Private placement, net of issue costs	6,500,000	525,000
Issued on conversion of First Preference Shares	110,000	10,521

Balance at May 31, 2002	61,735,444	$55,038,935

b.     Yamana also closed a private placement with Coeur of 5,000,000 units for gross proceeds of US$255,000. Each unit consisted of one common share and one common share purchase warrant of Yamana exercisable for five years from the closing date at an exercise price of US$0.069. Coeur is required to exercise 50% of the warrants on September 1, 2002 and the remaining warrants on December 1, 2002 for total gross proceeds of US$345,000. This investment in Yamana represents a 15.4% equity interest before dilution and approximately a 9.0% equity interest on a fully diluted basis. Coeur has received the right to nominate one director to Yamana’s Board of Directors.

c.     Yamana closed an additional private placement for US$150,000 as further explained in Note 4 below.

4.    Santa Cruz Joint Venture
In April 2002, Yamana Resources Inc. and Compania de Minas Buenaventura S.A.A. (“Buenaventura”) executed a Memorandum of Understanding covering, upon completion of due diligence, the exploration and development funding of Yamana’s gold properties in the eastern half of the Deseado Massif gold-silver region in Santa Cruz Province, Argentina.

Yamana has incorporated a new Argentine subsidiary, Recursos Yamana S.A. (“RYSA”) to hold the gold properties following the sale of Yamana’s silver properties in the western part of the Santa Cruz Province to Coeur .

Buenaventura can earn a 50% equity interest in RYSA by: (1) purchasing 1.5 million Yamana common shares for US$150,000 (which has been completed); (2) funding a staged three-year US$2,850,000 Phase I exploration program through equity funding of RYSA; and (3) committing to a Phase II exploration program. In the event this commitment is not made, no equity interest will be earned by Buenaventura and Yamana will retain a 100% ownership of RYSA.

If Buenaventura elects to proceed with Phase II, it can increase its equity interest in RYSA to 66 2/3% by funding an additional US$3,000,000 in exploration staged over the following three years. Buenaventura has the right to withdraw from exploration funding after the completion of any committed year.

Buenaventura will manage activities related to project exploration and development, with Yamana continuing to conduct activities related to the acquisition of new opportunities. Buenaventura has exercised its right to introduce a third party, Mauricio Hochschild Cia Ltd. S.A.C., to this arrangement such that, after the US$6,000,000 in funding, each party would hold a one-third interest in RYSA. If a decision is made to develop any specific property, Yamana may maintain its fully participating one-third interest or opt for a carried 10% net proceeds interest.

5.    Segmented information
Yamana considers its business to consist of one reportable operating segment, the acquisition, exploration and development of mineral properties, primarily in Argentina. Capital assets referred to below consist of land, buildings and equipment, and mineral properties.

	Three months ended
	May 31, 2002	May 31, 2001

Revenue for the quarter
Argentina	$ --	1,006,860

	$ --	$ 1,006,860

Capital assets at the end of the quarter
Argentina	$ 5,672,182	$17,051,991
Other	29,347	42,560

	$ 5,701,529	$17,094,551

CORPORATE DATA

Directors & Officers
R. Stuart Angus
Director

Victor H. Bradley
President/CEO &Director

Delfor A. Cadario
Director

J. Edward Fletcher
Chairman of the Board of Directors

Hugh M. Hamilton
Vice President, Corporate Affairs

Alan R. Hill
Director

Melvin L. Klohn
Vice President, Exploration

Patrick J. Mars
Director

William V. Schara
Vice President, Finance /CFO

Lance S. Tigert
Director

Registered Office
Yamana Resources Inc.
Commerce Court West
53rd Floor, P.O. Box 85
Toronto, Ontario
Canada M5L 1B9

Executive Office
3151 E. 29th Ave.
Spokane, WA 99223 USA
Tel:  (509) 838-6615
Fax:  (509) 838-0714

Capitalization
61,735,444 common shares
issued as of May 31, 2002

Transfer Agent
CIBC Mellon Trust Company
320 Bay Street
P.O. Box 1
Toronto, Ontario
Canada M5H 4A6

Auditors
Deloitte & Touche LLP
Vancouver, Canada

Legal Counsel
Fasken Martineau Dumoulin
Vancouver, Canada

Stikeman Elliott
Toronto, Canada

Shares Listing
Symbol:  YRI
Toronto Stock Exchange

Information Contact
Victor H. Bradley

YAMANA RESOURCES INC.

3151 E. 29th Ave.
Spokane, WA 99223
Tel:  (509) 838-6615
Fax:  (509) 838-0714
TSE Symbol: YRI
www.yamana.com